FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) AND GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

        Enterprise Products Partners L.P. is filing an “Investor’s Fact Sheet” that discloses a variety of financial, operating and general information regarding the company. In addition, this material contains references to the proposed merger with GulfTerra Energy Partners, L.P. The fact sheet will be posted on our website, www.epplp.com.

PRESENTATION

INVESTOR'S FACT SHEET

Enterprise Products Partners L.P.

COMPANY PROFILE

Enterprise Products Partners L.P. is the second largest publicly traded midstream energy partnership in North America with an enterprise value of over $7 billion. It provides natural gas transportation, processing and storage services, and natural gas liquids (NGL) fractionation (separation), transportation, storage and import/export terminaling services to producers and consumers of natural gas and NGLs.

Enterprise's asset platform on the Gulf Coast, combined with its Mid-America and Seminole pipeline systems creates the only integrated North American natural gas and NGL network complete with export services. The system links producers of natural gas and NGLs from the largest supply basins in the United States and Canada with the largest consumers of NGLs and international markets. This system serves the two most prolific frontier areas for natural gas production: the deepwater Gulf of Mexico and the Rocky Mountains.

NGLs (ethane, propane, normal butane isobutane and natural gasoline) are primarily used by the petrochemical and refining industries as raw materials to produce plastics, other consumer products and to enhance octane and reduce production costs of motor gasoline. NGLs are also used as residential, commercial and industrial fuels.

SIGNIFICANT EVENTS

- December 15, 2003, jointly announced with GulfTerra Energy Partners, L.P. and El Paso Corporation the execution of definitive agreements to merge Enterprise and GulfTerra to form the second largest publicly traded energy partnership with an enterprise value of approximately $13 billion. The transaction is expected to close in the second half of 2004 after receiving unitholder approval from both Enterprise and GulfTerra and the customary regulatory approvals including that under the Hart-Scott-Rodino Antitrust Improvements Act.
- December 15, 2003, the first step of the merger was completed with Enterprise purchasing a 50% interest in GulfTerra's General Partner for $425 million in cash. This part of the transaction will remain in effect regardless of whether the merger is completed.
- October 2003, increased the current quarterly cash distribution rate to partners to $0.3725 per unit, representing a 66% increase since the initial public offering in 1998.
- July 2003, implemented a distribution reinvestment plan ("DRIP"). The plan is available to all unitholders, including beneficial owners who may participate through their broker. Initially, common units purchased through the plan will be at a 5% discount to the market price.
- December 2002, Enterprise's partnership agreement was amended to eliminate their General Partner's (GP) 50% incentive distribution rights. This initiative, which effectively caps the GP's incentive distributions at 25%, transfers significant intrinsic value from the GP to the limited partners and enhances future growth prospects and increases in the distributions. No consideration was paid to the GP to give up its 50% incentive distribution rights.
- August 2002, completed $1.2 billion acquisition of two natural gas liquids ("NGL") pipeline systems that extends our platform of assets beyond the Gulf Coast and provides us with a strong business position in the Midwest and linkage to Canadian NGL production. We now provide midstream energy services to the two fastest growing natural gas basins in the U.S. – deepwater Gulf of Mexico and the Rocky Mountains.
- February 2002, completed $239 million acquisition of a polymer-grade propylene fractionation business, which includes a 67% interest in a 41,000 barrel per day fractionator in Mont Belvieu, Texas.
- January 2002, completed $130 million acquisition of an NGL and petrochemical storage business in Mont Belvieu, TX, the largest petrochemical and refining complex in the world. The assets include 30 salt dome storage caverns with a capacity of 77 million barrels.
- April 2001, completed acquisition of Acadian Gas LLC for $244 million. Acadian's assets consist of three Louisiana intrastate natural gas pipeline systems with an aggregate capacity of over one billion cubic feet per day.
- January 2001, acquired ownership interests in four natural gas pipeline systems and related equipment in the central Gulf of Mexico for $113 million. These systems have an aggregate capacity of 2.85 billion cubic feet per day.
- February 2000, completed $100 million acquisition of a 10-inch liquids pipeline that links major petrochemical and refinery complexes in Louisiana and Texas.
- September 1999, completed $529 million acquisition of Shell Oil Company's Louisiana and Mississippi NGL business and entered into a 20-year natural gas processing agreement to process their current and future Gulf of Mexico production.

EPD Listed NYSE

Exchange / Ticker
NYSE/EPD

Closing Price 03/03/04
$22.91

Annual Distribution
$1.49 / unit

Yield
6.5%

Fortune 500 Listing
438th

SENIOR UNSECURED DEBT RATINGS

Standard & Poor's
BBB-

Moody's Investors Service
Baa2

Total Return in MLP Group
January 1, 1999 – December 31, 2003


400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
387%
143%
-10%
EPD
Median
(a)
500

Note: Assumes quarterly distributions reinvested.
(a) Includes BPL, EEP, EPD, KMP, KPP, NBP, PAA, TPP.

Growth Strategy Capitalize on expected increases in natural gas and NGL production resulting from development activities in the deepwater and continental shelf areas of the Gulf of Mexico and the Rocky Mountain area. Anchored by a 20-year natural gas processing agreement with Shell Oil Company to process their current and future production from the Gulf of Mexico. Develop and invest in joint venture projects with strategic partners that will provide the raw materials for the project or purchase the end products. Form strategic alliances through joint ventures and similar arrangements with other businesses to share capital costs and risks associated with our operations. Expand the company’s asset base through complementary acquisitions of midstream assets as major energy companies seek to divest “non-core” assets, and as companies are required to divest of assets for regulatory reasons. Maintain a solid capital structure to manage liquidity and capital resources to provide us with the financial flexibility to fund future growth opportunities. OVERVIEW OF OPERATIONS Pipelines (Fee-based) 12,130 miles of NGL & petrochemical pipelines 2,041 miles of natural gas pipelines 139.5 million barrels of underground storage capacity (practical capacity) Fractionation (Fee-based) 13 plants with total net capacity of 496 thousand barrels per day Processing 12 plants with total net capacity to process 3.3 billion cubic feet of natural gas per day SYSTEM MAP VALUE CHAIN

GULF COAST OPERATIONS

FINANCIAL HIGHLIGHTS L.P. EQUITY STRUCTURE Public Partnership Attributes Enterprise is a publicly traded partnership, which operates in the following ways that are different from a publicly traded stock corporation. Unitholders own limited partnership units and receive cash distributions instead of shares of common stock and dividends. A partnership generally is not a taxable entity and does not pay federal income taxes. All of the annual income, gains, losses, deductions or credits flow through the partnership to the unitholders on a per unit basis. The unitholders are required to report their allocated share of these amounts on their income tax returns whether or not any cash distributions are paid by the partnership to its unitholders. Cash distributions paid by a partnership to a unitholder are generally not taxable, unless the amount of any cash distributed is in excess of the unitholder’s adjusted basis in his partnership interest. Generally in late February, Enterprise provides each unitholder a Schedule K-1 tax package that includes each unitholder’s allocated share of reportable partnership items and other partnership information necessary to complete their income tax returns. The K-1 provides a unitholder required tax information for his ownership interest in the partnership similar to the Form 1099DIV a stockholder of a corporation would receive. INVESTMENT CONSIDERATIONS 2nd largest publicly traded energy partnership with an enterprise value (market capitalization plus debt) of over $7.0 billion 438th on Fortune’s 500 List 119th on Barron’s list of best performing companies Growth oriented Rapid expansion since company was formed in 1968 Completed approximately $3.1 billion of investments in growth projects and acquisitions since IPO in July 1998 Integrated growth strategy Attractive yield and tax deferral Approximately 96% of gross operating margin generated from fee-based pipeline and fractionation businesses on a normalized basis Strategically located to serve the major NGL supply areas and markets in North America Significant market position across the natural gas and NGL value chain Long-standing relationships with major suppliers and end-users Management’s interests are aligned with the public partners Management and their affiliates own 58% of the limited partner units outstanding Management team averages more than 28 years of industry experience General Partner’s incentive distribution rights are capped at 25% compared to 50% for most all other publicly-traded partnerships